                                         Filing by Delaware Group Equity Funds V
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                               Subject Company: Lincoln National
                                               Convertible Securities Fund, Inc.
                                                   Commission File No. 811-04659

               LINCOLN NATIONAL CONVERTIBLE SECURITIES FUND, INC.

                               One Commerce Square
                               2005 Market Street
                             Philadelphia, PA 19103

                                                                    May 17, 2005

                         SPECIAL MEETING OF SHAREHOLDERS
                             YOUR VOTE IS IMPORTANT

DEAR SHAREHOLDER:

We previously  sent you proxy  materials for the Special Meeting of Shareholders of Lincoln National Convertible Securities Fund, Inc. (the "Company") to be held on June 2, 2005. To date, we have not yet received your proxy for this important meeting.  Please  vote your  shares  today by  signing,  dating and  mailing the enclosed proxy.

The Special  Meeting will be held to approve a transaction  (the  "Transaction")
that will result in your Company being acquired by the Delaware  Dividend Income
Fund,  an open-end  fund that is a series of Delaware  Group  Equity Funds V. If approved,  you will receive, in exchange for your shares in the Company, Class A
Shares of the Delaware  Dividend Income Fund equal in value to the aggregate net asset value of your shares in the Company.  Your Board of  Directors  recommends that shareholders vote "FOR" the merger proposal.

Your Board is recommending the merger primarily because:

o    Company  shareholders  will  benefit  from  significantly  lower  operating expenses;

o    the discount at which the Company's  shares are currently  trading would be eliminated;

o    reorganizing  the Company into an open-end  fund will provide the Company's shareholders with more liquidity;

o    the Delaware  Dividend Income Fund has an investment  objective  similar to the Company's,  but has achieved a stronger  performance  track record than the Company over the  one-year,  three-year  and  five-year  periods  ended
     December 31, 2004. (Of course,  past  performance is no guarantee of future results.); and

o    Company  shareholders  may  benefit  from an  investment  in a fund  with a broader investment mandate, lower overall risk and lower volatility.

For  these  reasons  and  others  discussed  in the  Proxy  Statement/Prospectus previously  distributed  to you, the Board of Directors of the Company  believes that  the  proposed  Transaction  is in  the  best  interest  of  the  Company's shareholders and urges a vote "FOR" the proposed Transaction.

                             YOUR VOTE IS IMPORTANT

To make  certain  that your  shares  are  represented  and voted at the  Special
Meeting,  please vote today by signing, dating and mailing the enclosed proxy in the  postage-paid  envelope  provided.  Telephone  and Internet  voting are also available.  Please refer to your proxy.  Remember,  regardless  of the number of shares  you  own,  your  vote is  important,  so  please  vote at your  earliest convenience.

We appreciate your participation and continued support.

                                                          Sincerely,

                                                          /s/PATRICK P. COYNE
                                                          PATRICK P. COYNE
                                                          PRESIDENT

                                    IMPORTANT

If you have any  questions  or need  assistance,  please  call D. F. King & Co.,
Inc., which is assisting your Company, toll-free, at 1-800-549-6746.